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                          September 14, 2020

       Jesus Quintero
       Chief Executive Officer
       Marijuana Co of America, Inc.
       1340 West Valley Parkway, Suite 205
       Escondido, CA 92029

                                                        Re: Marijuana Co of
America, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 4,
2020
                                                            File No. 333-248631

       Dear Mr. Quintero:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joe
McCann at (202) 551-6262 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences